[redacted]

14041509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
SEP 02 2014
Washington DC

SEC FILE NUMBER
8- 27880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/13 (MM/DD/YY) AND ENDING 6/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Funding, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Technology Drive, Suite 105
(No. and Street)

Canonsburg	PA	15317-9557
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bryan — 724-746-4004 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kinol Sharie Leyh & Associates -- Thomas E. Golden, CPA, MST
(Name – *if individual, state last, first, middle name*)

3740 Mount Royal Blvd	Allison Park	PA	15101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TX 9/3/14

DP 9/2/14

OATH OR AFFIRMATION

I, Richard G. Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Cynthia Lynn Bryan, Notary Public
Cecil Twp., Washington County
My Commission Expires Aug. 10, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

BRYAN FUNDING, INC,

JUNE 30, 2014

CONTENTS

KINOL
SHARIE
LEYH
AND ASSOCIATES

Certified Public Accountants
A Professional Corporation

3740 Mt. Royal Boulevard
Allison Park, PA 15101-3525
Phone: (412) 486-9250
Fax: (412) 487-1480

Report of Independent Registered Public Accounting Firm

Board of Directors
Bryan Funding, Inc.
Canonsburg, PA 15317

We have audited the accompanying statement of financial condition of Bryan Funding, Inc. (the "Company") as of June 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These Financial Statements are the responsibility of Bryan Funding Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Funding, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital Under SEC Rule 15c3-1 and Reconciliation of Reported Net Capital Under SEC Rule 15c3-1 supplemental information contained on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Bryan Funding, Inc.'s financial statements. The supplemental information is the responsibility of Bryan Funding, Inc. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information, we evaluated whether supplemental information, including its form and content is presented in conformity with 17C.F.R §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Reconciliation of Reported Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

As disclosed in note 3 to the financial statements, the Company has significant transactions with related parties.

Kinol Sharie Leyh + Associates
Pittsburgh, Pennsylvania
August 8, 2014

BRYAN FUNDING, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2014

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 88,722
Accounts receivable	62,702
Prepaid expenses	863
Prepaid taxes	614
TOTAL ASSETS	$ 152,901
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions payable and accrued expense	$ 87,883
Income taxes payable	325
Shared office liability	3,890
TOTAL CURRENT LIABILITIES	92,098
STOCKHOLDER'S EQUITY	
Common stock $1 par value per share; 5,000 shares authorized and outstanding	5,000
Paid-in capital	15,000
Retained earnings	40,803
TOTAL EQUITY	60,803
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 152,901

The accompanying notes are an integral part of these financial statements.

BRYAN FUNDING, INC.

STATEMENT OF INCOME

For the year ended June 30, 2014

COMMISSIONS	$ 919,334
EXPENSES	
Commissions	813,146
Wholesaling fees	71,500
Insurance	1,817
Accounting fees	6,726
Office supplies	2,028
Regulatory fees	14,586
Dues and subscriptions	100
Shared office expenses	3,890
Bank and brokerage fees	76
	913,869
NET INCOME BEFORE TAXES	5,465
INCOME TAXES	
Current	565
Deferred	719
	1,284
NET INCOME	$ 4,181

The accompanying notes are an integral part of these financial statements

BRYAN FUNDING, INC.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2014

Increase in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 905,304
Cash paid to suppliers	(875,243)
Income taxes paid	-
	30,061
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution of paid-in-capital	498
	498
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,559
CASH – BEGINNING OF YEAR	58,163
CASH – END OF YEAR	$ 88,722

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net income	$ 4,181
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Accounts receivable	(14,030)
Prepaid expenses	2,079
Deferred income taxes	719
Prepaid taxes	240
Increase (decrease) in:	
Commissions payable and accrued expense	34,229
Shared office liability	2,318
Income taxes payable	325
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 30,061

The accompanying notes are an integral part of these financial statements

BRYAN FUNDING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended June 30, 2014

	Common Stock	Paid-in Capital	Retained Earnings
Balance at July 1, 2012	$ 5,000	$ 14,502	$ 36,622
Additional paid-in capital	-	498	-
Net income for the year	-	-	4,181
Balance at June 30, 2013	$ 5,000	$ 15,000	$ 40,803

The accompanying notes are an integral part of these financial statements

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

Note 1. Organization and Summary of Significant Accounting Policies

A. Nature and Business – Bryan Funding, Inc. (the "Company"), a Pennsylvania Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA")

   The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited partnerships and securities. The Company was formed on May 21, 1981.

B. Basis of Presentation – The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

D. Securities Transactions – The Company sells direct participation interests in oil and gas limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

   GAAP Requires that customer and proprietary securities transactions and the related commission income be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a trade date basis.

E. Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Concentrations of Credit Risk – The majority of cash and cash equivalents are deposited with one financial institution. The deposits in excess of federally insured limits are subject to risk. The balances of these deposits fluctuate throughout the year based on the operations of the Company.

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

Note 1. Organization and Summary of Significant Accounting Policies (continued)

G. Accounts Receivable – Accounts receivable shown on the accompanying financial statement represents 12B-1 fees and commissions due from mutual fund companies.

H. Revenue Recognition – Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

I. Income Taxes – The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company is a C-corporation for federal and state income tax purposes. The Company is open to examination for fiscal tax years 2010 through 2012 by the major taxing authorities to which it is subject. There are currently no tax audits in process and there are no unsettled income tax assessments outstanding. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax positions in interest expense and tax expenses, respectively. No amounts of such expenses are currently accrued.

J. Fair Value Measurements – FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs to be used when available. Observable inputs are inputs that market participants use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level 3 – Valuations are based on inputs that are unobservable and significant to the overall fair market value measurement.

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

Note 1. Organization and Summary of Significant Accounting Policies (continued)

The Company using available market information and appropriate valuation methodologies, has determined the estimated fair value of its financial instruments. However, considerable judgment is required in interpreting data to develop the estimates of fair value. The fair values of the Company's financial instruments are estimated based on current market rates and instruments with the same risk and maturities. The carrying value of cash and cash equivalents, accounts receivable, commissions payable and other assets and liabilities approximate their fair values because of the short-term nature of these instruments.

Note 2 - Income Taxes

Company had a deferred income tax asset as of June 30, 2013 from a net operating loss for federal and state taxes of $719. During the current year the net operating loss was fully utilized.

Income tax expense for the year ended June 30, 2014 consisted of approximately:

	Federal	State	Total
Current	$ 240	$ 325	$ 565
Deferred	306	413	719
	$ 546	$ 738	$ 1,284

Note 3 - Related Party Transactions

The Company paid commissions of $6,086 to Richard Bryan during the fiscal year ending June 30, 2014 and has a payable of $31,881 due him at June 30, 2014. Richard Bryan is the sole owner of Bryan Funding, Inc. The Company also has a payable for shared office expenses of $3,890 due to Bryan Management, LLC as of June 30, 2014. Commissions of $81,800 were paid during the year from Bryan Management, LLC. Bryan Management, LLC is 100% owned by Richard Bryan. The Company paid commissions of $9,000 to Rebecca Bryan. Rebecca Bryan is related to Richard Bryan, the sole owner of Bryan Funding, Inc.

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (see rule 15c3-1), which requires the maintenance of minimum net capital of $5, 000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2014, the Company had net capital of $60,803, which was $54,663 in excess of its required net capital of $6,140. The Company's ratio of aggregate indebtedness to net capital ratio was 1.51 to 1.

The Company is exempt from the Customer Protection Reserves and Custody of Securities Requirement Rule 15c3-3, under the exemptive provision provided by section (k)(2)(i).

Note 5 - Subsequent Events

Management has evaluated subsequent events through August 8, 2014, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5

BRYAN FUNDING, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

June 30, 2014

NET CAPITAL		
Common stock	5,000	
Paid-in capital	15,000	
Retained earnings	40,803	
TOTAL CAPITAL AVAILABLE		$ 60,803
DEDUCTIONS		
Non-Allowable assets		-
NET CAPITAL		$ 60,803
AGGREGATE INDEBTEDNESS		
Total money liabilities		$ 92,098
TOTAL AGGREGATE INDEBTEDNESS		92,098
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)		$ 6,140
Net capital in excess of requirements		54,663
Ratio of aggregate indebtedness to net capital		1.51

BRYAN FUNDING, INC.

RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1

June 30, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17-A-5 as of June 30, 2014)

Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report as Originally Filed		$ 95,691
Additions:		
Commissions receivable adjusted to actual	10,308	
Prepaid expenses and taxes adjusted to actual	893	11,201
Subtractions:		
Commissions payable adjusted to actual	43,446	
Shared office liability adjusted to actual	2,318	
Income taxes payable adjusted to actual	325	(46,089)
Net Capital as Reported in the Audited Financial Statements		$ 60,803

OTHER INFORMATION

KINOL
SHARIE
LEYH
AND ASSOCIATES

Certified Public Accountants
A Professional Corporation

3740 Mt. Royal Boulevard
Allison Park, PA 15101-3525
Phone: (412) 486-9250
Fax: (412) 487-1480

Report of Independent Registered Public Accounting Firm

Board of Directors
Bryan Funding, Inc.
Canonsburg, PA 15317

We have reviewed management's statements, included in the accompanying Statement of Exemption from Reserve Requirement Computation under SEC Rule 15C3-3, in which (1) Bryan Funding identified the following provision of 17 C.F.R. § 15c3-3(k) under which Bryan Funding, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provision") and (2) Bryan Funding Inc. stated that Bryan Funding, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Bryan Funding's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Funding's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kinol Sharie Leyh + Associates

Kinol Sharie Leyh & Associates
Allison Park, PA
August 8, 2014

BRYAN FUNDING, INC.

STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER SEC RULE 15C3-3

JUNE 30, 2014

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i). The Company has met the exemption provisions throughout the most recent fiscal year without exception.

KINOL
SHARIE
LEYH
AND ASSOCIATES

Certified Public Accountants
A Professional Corporation

3740 Mt. Royal Boulevard
Allison Park, PA 15101-3525
Phone: (412) 486-9250
Fax: (412) 487-1480

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Bryan Funding, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Bryan Funding, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bryan Funding, Inc.'s management is responsible for the Bryan Funding, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement (check register) record entries noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2014 with the amounts reported in Form SIPC-7 for the year ended June 30, 2014 noting no differences;
3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers (cash receipts records) noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kinol Sharie Leyh + Associates

August 8, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended JUNE 30, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027880 FINRA JUN
BRYAN FUNDING INC.
125 TECHNOLOGY DR., STE 105
CANONSBURG, PA 15317-9557

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
R. BRYAN 724-746-4004

2. A.	General Assessment (item 2e from page 2)		$ 150
B.	Less payment made with SIPC-6 filed (**exclude interest**)		(0)
	________ Date Paid		
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		150
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 150
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 150.00	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NOT APPLICABLE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BRYAN FUNDING, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 8 day of AUGUST, 20 14.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JULY 1, 2013
and ending JUNE 30, 2014

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$919,334
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	821,172
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): LIMITED PARTNERSHIP INTERESTS (REG D OFFERING) (Deductions in excess of $100,000 require documentation)	98,162
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	919,334
2d. SIPC Net Operating Revenues	$0
2e. General Assessment @ .0025	$150

(to page 1, line 2.A.)